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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549

                             FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


                                        Commission File Number 1-3446

                   NEW ENGLAND ELECTRIC SYSTEM
        (exact name of registrant as specified in charter)


       25 Research Drive, Westborough, Massachusetts 01582
                        (508) 389 - 2000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         Common Shares
    (Title of each class of securities covered by this Form)

                              None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i) [x]  Rule 12h-3(b)(1)(i) [x]
     Rule 12g-4(a)(1)(ii)     [ ]  Rule 12h-3(b)(1)(ii)     [ ]
     Rule 12g-4(a)(2)(i) [ ]  Rule 12h-3(b)(2)(i) [ ]
     Rule 12g-4(a)(2)(ii)     [ ]  Rule 12h-3(b)(2)(ii)     [ ]
                              Rule 15d-6               [ ]


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     Approximate number of holders of record as of the certification or notice date: None

     Pursuant to the requirements of the Securities Exchange Act of 1934 New England Electric System has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:     March 22, 2000           NEW ENGLAND ELECTRIC SYSTEM

                              s/Michael E. Jesanis

                              By:_______________________________________
                                   Michael E. Jesanis
                                   Senior Vice President and
                                   Chief Financial Oficer


The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.